# MANAGING TODAY'S CHALLENGES

## *Positioning for Tomorrow's Growth*


Pepco Holdings, Inc

AGA FORUM • LAS VEGAS, N.V. • MAY 3 – 5, 2009

# *Safe Harbor Statement*


PHI
Pepco Holdings, Inc

Some of the statements contained in today's presentations are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include all financial projections and any declarations regarding management's intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. A number of factors could cause actual results or outcomes to differ materially from those indicated by the forward-looking statements contained in this presentation. These factors include, but are not limited to, prevailing governmental policies and regulatory actions affecting the energy industry, including with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power expenses, and present or prospective wholesale and retail competition; changes in and compliance with environmental and safety laws and policies; weather conditions; population growth rates and demographic patterns; competition for retail and wholesale customers; general economic conditions, including potential negative impacts resulting from an economic downturn; growth in demand, sales and capacity to fulfill demand; changes in tax rates or policies or in rates of inflation; rules and changes in accounting standards or practices; changes in project costs; unanticipated changes in operating expenses and capital expenditures; the ability to obtain funding in the capital markets on favorable terms; restrictions imposed by Federal and/or state regulatory commissions, PJM and other regional transmission organizations (NY ISO, ISO New England), the North American Electric Reliability Council and other applicable electric reliability organizations; legal and administrative proceedings (whether civil or criminal) and settlements that affect our business and profitability; pace of entry into new markets; volatility in market demand and prices for energy, capacity and fuel; interest rate fluctuations and credit market concerns; and effects of geopolitical events, including the threat of domestic terrorism.  Readers are referred to the most recent reports filed with the Securities and Exchange Commission.

# Investing in PHI


PHI
Pepco Holdings, Inc

## Transmission & Distribution

| | 2009 – 2013 Forecast Business Mix* |
|---|---|
|    | 70 – 75% |

pepco
A PHI Company
delmarva power
A PHI Company
atlantic city electric
A PHI Company

## Competitive Energy / Other

| | |
|---|---|
|   PHI Investments | 25 – 30% |

conectiv energy
pepco Energy Services

- **Growing regulated infrastructure platform**
- **Well positioned for industry transformation**
- **Complementary competitive energy businesses**
- **Disciplined growth strategy**

… offers an

- **Attractive total return**

* **Percentages based on projected operating income.**

***Note: See Safe Harbor Statement at the beginning of today's presentation.***

# *Mid-Atlantic Power Pathway (MAPP)*


PHI
Pepco Holdings, Inc


Philadelphia
Wilmington
Baltimore
Salem/
Hope Creek
Dover
Washington, DC
Burches Hill
Chalk
Pt.
Cambridge
Georgetown
Indian
River
Possum Pt.
Vienna
Salisbury
North Anna
Calvert
Cliffs
MAPP Power Line 500 kV
MAPP HVDC Transmission
Nuclear Generation
Fossil Generation
Substation

**Total length 230 miles. 80% of line will be on or along existing rights-of-way (ROW). 27 miles of new ROW required in Dorchester County, MD from the Bay exit point to Vienna Substation.**

- **December 2008 - PJM Board approved a High Voltage Direct Current system for the segment from Calvert Cliffs to Indian River.**
- **February 2009**
  - **MD PSC authorized Pepco to start construction on the Burches Hill to Chalk Point segment.**
  - **Pepco and Delmarva filed multiple applications seeking authority to construct certain segments in Southern MD.**
  - **Pepco filed a joint environmental permit application for the Southern MD segment.**
- **Planned In-Service Dates:**
  - **December 2011 - Possum Point to Calvert Cliffs (“Southern Maryland” Segment)**
  - **June 2013 - Calvert Cliffs to Indian River (“HVDC” Segment)**
  - **December 2013 - Indian River to Salem**

# MAPP – Updated Construction Cost and Timing Estimates


PHI
Pepco Holdings, Inc

(Dollars in Millions)

| | Pepco | Delmarva Power | Atlantic City Electric | 500 kV Total |
|---|---|---|---|---|
| 2009 | $ 46 | $ 10 | $ - | $ 56 |
| 2010 | 99 | 94 | - | 193 |
| 2011 | 182 | 181 | - | 363 |
| 2012 | 128 | 345 | 1 | 474 |
| 2013 | 60 | 220 | 20 | 300 |
| TOTAL | $ 515 | $ 850 | $ 21 | $ 1,386 |

- **Current total estimated construction cost (2008-2014) is $1.4 billion.**
- **MAPP construction cost estimate in April 2008 was $1.05 billion.**
- **Current estimate includes cost of direct current line from Calvert Cliffs to Indian River, and escalation of material, contract labor and right of way costs.**
- **In-service dates currently under review by PJM which may affect timing of certain expenditures.**

***Note: See Safe Harbor Statement at the beginning of today's presentation.***

# Blueprint for the Future Progress to Date


PHI
Pepco Holdings, Inc

**Vendor Selection**

- Comverge – selected vendor for Direct Load Control in Maryland
- Silver Spring Networks – selected vendor for AMI communication network
- IBM – system integrator for Delaware deployment to enable over the air meter read, outage detection, on demand meter reads and remote disconnect
- GE and Landis + Gyr – selected as meter manufacturers
- Scope Services – selected as meter installation contractor

**Delaware Deployment**

- 3Q 2009 Complete field acceptance testing of the AMI equipment and systems
- 4Q 2009 Commence deployment of AMI equipment in Delaware

**Smart Community Demonstration**

- 4Q 2009 deployment potentially begins for ACE and Pepco Maryland
  - Maryland - Bethesda (Montgomery County) and Fort Washington (Prince George’s County)
  - New Jersey - Glassboro (Gloucester County) and Absecon (Atlantic County)



# *Blueprint for the Future – Construction Cost and Timing Estimates**


PHI
Pepco Holdings, Inc

**(Dollars in Millions)**

| | 2009 | 2010 | 2011 | 2012 | 2013 | Total |
|---|---|---|---|---|---|---|
| **Advanced Metering Infrastructure** | | | | | | |
| Atlantic City Electric | $ 1 | $ - | $ - | $ - | $ 8 | $ 9 |
| Delmarva Power | 29 | 39 | - | 40 | - | 108 |
| Pepco | 1 | - | - | 72 | 79 | 152 |
| AMI System Improvements | 14 | 29 | 5 | - | - | 48 |
| **Meter Data Management System** | 2 | 3 | - | - | - | 5 |
| **Total** | $ 47 | $ 71 | $ 5 | $ 112 | $ 87 | $ 322 |

* Current total estimated cost of project (2008-2014) is $422 million.

***Note: See Safe Harbor Statement at the beginning of today's presentation.***

# *Sales and Customer Growth - Statistics*


PHI
Pepco Holdings, Inc

| | 2008 Sales [1] (GWh) | Forecasted Sales Growth [1] | | Forecasted Customer Growth | |
|---|---|---|---|---|---|
| | | 2008-2009 | 2008-2013 | 2008-2009 | 2008-2013 |
| **Pepco** | **26,624** | **1.7%** | **1.3%** | **0.3%** | **0.6%** |
| **Delmarva Power [2]** | **13,041** | **-0.8%** | **1.1%** | **-0.6%** | **0.6%** |
| **Atlantic City Electric** | **10,040** | **0.5%** | **0.9%** | **0.4%** | **0.8%** |
| **Total Power Delivery** | **49,705** | **0.8%** | **1.1%** | **0.1%** | **0.7%** |

**(1) Weather Normalized Sales**
**(2) Excludes Virginia**

***While the economic downturn has slowed growth, we have confidence in the long-term growth prospects of our service territory.***

***Note: See Safe Harbor Statement at the beginning of today's presentation.***

# Distribution Summary


PHI
Pepco Holdings, Inc

(Dollars in Millions)

| | Pepco | | Delmarva Power | | | Atlantic City Electric |
|---|---|---|---|---|---|---|
| | MD [1] | DC [1] | DE [1] | MD [1] | DE Gas [1] | NJ [2] |
| **Operating Income (Adjusted) [3]** | **$69** | **$60** | **$27** | **$17** | **$16** | **$55** |
| **Rate Base (Adjusted) [4]** | **$910** | **$1,018** | **$388** | **$278** | **$228** | **$788** |
| **Earned Return on Rate Base** | **7.55%** | **5.85%** | **6.83%** | **6.26%** | **7.03%** | **6.97%** |
| **Authorized Return on Rate Base** | **7.99%** | **7.96%** | **7.17%** | **7.68%** | **7.73%** | **8.14%** |
| **Most Recent Authorized Return on Equity** | **10.00%** | **10.00%** | **10.00%** | **10.00%** | **10.25%** | **9.75%** |
| **Most Recent Test Period** | **Sep-06** | **Sep-06** | **Mar-05** | **Sep-06** | **Mar-06** | **Dec-02** |
| **Next Anticipated Filing** | **Q1-10** | **Q2-09** | **Q3-09** | **Q2-09** | **Q2-10** | **Q3-09** |
| **Earned ROE (Adjusted) [3]** | **8.80%** | **5.40%** | **8.20%** | **6.60%** | **8.60%** | **6.70%** |
| **Revenue Requirement to Achieve Authorized ROE** | **$9.7** | **$40.4** | **$5.8** | **$7.9** | **$3.1** | **$18.7** |
| **- Total Residential Bill % Change** | **< 1%** | **3%** | **< 1%** | **1%** | **< 1%** | **1%** |
| **Revenue Requirement – Equating to 25 Basis Point Change in ROE** | **$1.8** | **$2.0** | **$0.8** | **$0.6** | **$0.5** | **$1.6** |

(1) As filed with Quarterly Earned Return Reports for the twelve months ended 9-30-08, which is developed in accordance with PSC instructions and, therefore, does not reflect all costs the companies believe are appropriate to include in their rate case filings.
(2) Estimate as of 9-30-08; does not reflect all costs the Company believes are appropriate to include in its rate case filing.
(3) Adjusted for estimated 2009 pension expense and other known cost increases.
(4) Adjusted for planned plant additions.

***Note: See Safe Harbor Statement at the beginning of today's presentation.***

# Transmission Summary


PHI
Pepco Holdings, Inc

| (Dollars in Millions) | Pepco | Delmarva Power | Atlantic City Electric | Total |
|---|---|---|---|---|
| **Period End Rate Base** [1] | | | | |
| **Base Amount - 11.3%** | **$335** | **$299** | **$324** | **$958** |
| **Incentive Amount - 12.8%** | **42** | **5** | **57** | **104** |
| **Total** | **$377** | **$304** | **$381** | **$1,062** |
| **Current Authorized Return on Equity** [2] | **11.3 - 12.8%** | **11.3 - 12.8%** | **11.3 - 12.8%** | |
| **Estimated 2009/2010 Annual Income, after-tax** | **$22** | **$17** | **$22** | **$61** |
| **2008/2009 Annual Income, after-tax** | **$19** | **$17** | **$17** | **$53** |

**(1) Estimated rate base at 12/31/08 based on FERC-approved Formula. Rates become effective on June 1, 2009.**

**(2) Projects with a FERC-approved incentive ROE adder earn 12.8%. Authorized return on equity is 11.3% for all other transmission.**

***Note: See Safe Harbor Statement at the beginning of today's presentation.***

# An Eastern PJM, mid-merit focused generator


conectiv
energy
A New Generation of Energy

## Conectiv Energy Generating Facilities


PA
MD
NJ
DE
VA
Delta
Vineland
Cumberland

Existing sites

Construction projects (649 MW)

## 2008 Capacity (4,283 MW)
**(Owned and contracted)**


Peaking Units, 25%
Coal, 10%
Oil-NG fired steam, 12%
Gas Combined Cycle, 53%

Note: Excludes units under development

**Financials (as of 12/31/08)**

| | |
|---|---|
| Property, Plant & Equipment | $1,225 M |
| Construction Work in Process | $ 249 M |
| 2008 Earnings | $ 122 M |


conectiv
energy

A New Generation of Energy

# *CE historically delivers within forecasted range*

## Total Gross Margin Forecast Range

| | 2005 | 2006 | 2007 | 2008 | 2009 E | 2010 E | 2011 E |
|---|---|---|---|---|---|---|---|
| Forecast Range (high) | $308 | $265 | $335 | $435 | $425 | $450 | $500 |
| Forecast Range (low) | $206 | $215 | $285 | $380 | $325 | $340 | $380 |
| Actual | *$259* | *$255* | *$319* | *$407* | | | |

Millions

***Note: See Safe Harbor Statement at the beginning of today's presentation.***

# 70% of 2009 forecasted gross margin is already hedged


conectiv
energy
A New Generation of Energy

| | Capacity | Energy - Generation and Hedges | Energy Marketing | 2009 Total Gross Margin Forecast |
|---|---|---|---|---|
| Forecast Gross Margin (Millions) | 160 | 130 – 220 | 35 – 45 | 325 – 425 |
| Hedged Value (Millions) | 160 | 90 | 20 | 270 |
| % Hedged* | 100% | ~50% | ~50% | ~70% |

Forecast range

* % Hedged = Hedged value/ Midpoint of forecast range

***Note: See Safe Harbor Statement at the beginning of today's presentation.***

# *Delta Project – On time (2Q-11 COD); on budget*


conectiv
energy
A New Generation of Energy



**545 MW dual fuel combined cycle plant located in Peach Bottom Township, PA**

**Project Cost: $470 million ($862/kW-installed)**

**6-year tolling agreement (6/1/2011 – 5/31/2017) with Constellation Energy provides a stable and predictable earnings profile**

**Projected net income of $24-28 million/year**

**Project Status**

- All major permits acquired
- Site grading/ foundations and underground work in progress
- Major equipment ordered/delivery confirmed to meet commercial operation date
- Commercial operation date – June 2011

**Permits and infrastructure allow for expansion (additional 545 MW block)**

***Note: See Safe Harbor Statement at the beginning of today's presentation.***

# *Cumberland Project – On time (2Q-09 COD); better than budget*


conectiv
energy
A New Generation of Energy



**100 MW dual fuel combustion turbine - flexible and efficient GE LMS 100 technology**

**Project Cost: $75 million budget**
**$72 million projection ($720/kW-installed)**

**Projected net income of $4-7 million/ year**
- Capacity value contributes 50% of project value
- Included in 2009/10 and 2010/11 PJM capacity auctions

**Project Status**
- All equipment has been installed
- Gas & Electrical interconnection installation complete
- Cold Commissioning & Testing in progress
- Commercial operation date – 2Q-09 (on schedule)

**Existing CT site (Cumberland, NJ)**
- Land available for further expansion (additional 100 MW)
- Additional natural gas and oil storage capacity
- Minimal transmission system upgrades (PJM Queue P06)
- Other infrastructure and resources on site

***Note: See Safe Harbor Statement at the beginning of today's presentation.***

# Vineland Solar Project – Solar RECs in New Jersey


conectiv
energy
A New Generation of Energy



**4 MW Solar PV project located in Vineland, NJ**

**Project Cost: $24 million ($6,000/kW-installed)**

**Projected Net Income of ~$1 million/ year**

**Project Summary**

- Supports initiative to increase renewable energy portfolio
- 25 Year PPA with City of Vineland for capacity, energy and ancillaries (unit contingent)
- SREC's meet approximately 50% of CE's RPS requirements
- Located on 28 acres (City of Vineland)
- Connected to VMEU's 13-kV System

**Project Status**

- Land lease and major permits acquired
- Major equipment ordered/delivery confirmed to meet commercial operation date
- Commercial operation date:
  - Phase I: 2 MW 3Q-09
  - Phase II: 2 MW 2Q-10

***Note: See Safe Harbor Statement at the beginning of today's presentation.***

# *Actively managing Regional Greenhouse Gas Initiative (RGGI) impacts*


conectiv
energy
A New Generation of Energy

**RGGI cap-and-trade program applies only to electricity generation emissions**
- First compliance period from 2009 to 2011

**Impacts CE plants in DE and NJ**
- DE granted allowances to in-state generators
- NJ is auctioning their allowances

**Participated in the three auctions for 2009 vintage allowances**
- Resulting auction prices have ranged from $3.07-3.51/ton
- Will participate in future auctions

**Currently hold ~50% of forecasted allowance requirements for the initial compliance period**

**Could be precursor to new federal carbon program**

**CE RGGI Allowance Balance (3/09)**

millions tons

| | 2009 | 2010 | 2011 |
|---|---|---|---|
| Allowances granted from the State of Delaware | 1.3 | 1.0 | 0.8 |
| Acquired allowances | 0.4 | | |
| Total allowances | 1.7 | | |
| Forecasted emissions | 2.4 | 2.2 | 2.3 |

***Should benefit from RGGI due to predominant gas fired generation fleet, renewable energy supply and PA plants***

***Note: See Safe Harbor Statement at the beginning of today's presentation.***

# Renewable/climate legislation favors gas fuel and mid-merit/peaking units in the PJM region


conectiv
energy
A New Generation of Energy

- Intermittent renewable (wind and solar) generation necessitates mid-merit and peaking backup capacity
- Weather variability (wind /cloud cover) amplifies regional supply volatility
- RGGI and any federal climate legislation advantages efficient gas-fired generation over coal

## Generation Capacity by Type


Coal fired baseload
Peaking
Renewable
Combined Cycle
Oil-NG fired steam

**Expected 2011 fleet will have 90% mid-merit and peaking capacity**

## Generation Fleet Output by Fuel Source


Renewable sources
Coal
Oil
Landfill gas
Natural gas

**Natural Gas can fuel 70% of the 2011 fleet output**

***Note: See Safe Harbor Statement at the beginning of today's presentation.***

# PES Overview


pepco
Energy Services

- PES provides retail energy services to large commercial, industrial, and government customers
- Energy Services
  - Energy efficiency and renewable energy
  - Heating and cooling facilities, including combined heat and power
- Energy Supply
  - Retail Electric and Natural Gas Supply
    - PHI is conducting a strategic analysis of this business
  - Power Generation
    - Slated for retirement in 2012

**PES earnings contributed 19¢/share in 2008**


Energy
Services 8¢
Energy
Supply 11¢

**PES is shifting its strategic focus from Energy Supply to Energy Services**

# PES's retail electric and natural gas business had record profits in 2008


pepco
Energy Services

- Beginning in October 2008, PES increased the cost of capital component for all retail proposals to reflect credit market conditions
- For all successful proposals, PES has been using collateral-free hedges
  - However, PES success in retaining customers has diminished
- PES expects to realize gross margins over the long term:
  - $3.00/MWh range for electric
  - $0.30/Dth range for natural gas

| Key Metrics | 2007 | 2008 |
|---|---|---|
| Load Served - MW | 4,294 | 4,388 |
| MWh Delivered | 19.0 | 20.1 |
| Electric Retention Rate | 70% | 56% |
| BCF Delivered | 30.0 | 36.1 |
| **Gross Margins** | | |
| $/MWh | $3.27 | $3.71 |
| $/Dth | $0.11 | $0.37 |


25
20
15
10
5
0
MWh (millions)
60
50
40
30
20
10
0
BCF
2007A
2008A
2009E
2010E
2011E
2012E
2013E
Electric Delivered and Backlog
Gas Delivered and Backlog

Estimated, as of 2/28/2009

***Note: See Safe Harbor Statement at the beginning of today's presentation.***

# *PES is focused on growing its energy efficiency business*


pepco
Energy Services

- PES's energy efficiency business fits well with PHI's strategic focus
  - Does not require capital expenditures or contingent capital
- PES has a successful track record of implementing energy efficiency projects
  - Approximately $750 million of energy efficiency projects installed since 1995
  - With over 200 employees, PES has developed this as core competency
- The recently enacted federal stimulus bill may provide PES with increased opportunities
  - $3.2 billion block grants to States for energy efficiency measures
  - $4.5 billion to GSA to invest in "high performance green buildings"
  - $3.2 billion to DOD to invest in energy efficiency for its facilities
- In December, PES was selected as an eligible contractor to perform energy efficiency work for the US DOE
  - 5-year term with options to extend
  - Allows PES to compete for projects at all federally owned facilities
  - Includes renewable energy projects

## *PES obtains earnings from construction of energy efficiency projects and long-term contracts*


pepco
Energy Services

- PES designs, develops, and constructs energy efficiency projects
  - Contracts typically range in size from $5 to $25 million with gross margins in the 20% to 30% range
  - Construction typically takes 1 to 1.5 years
  - PES has signed an average of $50 million of contracts in each of the last three years
- PES's long-term contract backlog is $340 million of gross margin as of 12/31/08
  - 13 year weighted average contract length
  - Central Heating and Cooling is primarily made up of our Atlantic City district energy system
  - O&M contracts often included as part of energy efficiency projects
  - In 2008, PES's gross margin from these long-term contracts was $34 million

Estimated Contract Backlog Gross Margin
($ in millions)


$46
$294
Central Heating and Cooling
Energy Efficiency O&M Contracts

***Note: See Safe Harbor Statement at the beginning of today's presentation.***

# Credit Intermediation Agreement


PHI
Pepco Holdings, Inc

- Financial arrangement with an investment bank entered into March 2009
- Certain wholesale power supply contracts were novated
  - PES has no obligation to post collateral under these contracts
  - Approximately $300 million of collateral was released, thereby strengthening PHI's liquidity position
- PES entered into mirror wholesale power trades with no collateral requirement
- Fee for transaction to be amortized over 2.5 years; after-tax earnings impact expected to be approximately $10 million in 2009 and $5 million in 2010

# Liquidity Position


PHI
Pepco Holdings, Inc

*Millions of Dollars*

**At March 25, 2009***

| | PHI Consolidated | Parent | Utilities |
|---|---|---|---|
| Credit Facilities (Total Capacity) | $1,900 | $1,275 | $625 |
| Less: | | | |
| Borrowings under Credit Facilities | (250) | (150) | (100) |
| Letters of Credit | (405) | (400) | (5) |
| Commercial Paper Outstanding | (142) | (142) | 0 |
| Remaining Credit Facilities Available | 1,103 | 583 | 520 |
| Plus: Cash Balance | 586 | 89 | 497 |
| Total Credit Facilities and Cash Available | $1,689 | $672 | $1,017 |

***PHI maintains sufficient liquidity to execute the business plan***

* The company does not undertake any obligation to publicly update this information until the filing of the Form 10-Q for the quarter ended March 31, 2009.

***Note: See Safe Harbor Statement at the beginning of today's presentation.***

# *Projected Net Cash From Operations*


PHI
Pepco Holdings, Inc

***Millions of Dollars***

**Projected Net Cash From Operations Range**

| 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|
| $600 – $700 | $700 – $800 | $700 – $800 | $850 – $1,000 | $1,050 – $1,200 |

- Over the planning period, approximately 75% of net cash from operations is generated by Power Delivery
- The increase in cash is primarily driven by higher transmission and distribution rates and higher Conectiv Energy cash flow

***Note: See Safe Harbor Statement at the beginning of today's presentation.***

# 2009 Principal Sources & Uses of Cash


PHI
Pepco Holdings, Inc

*Millions of Dollars*

| | | Projection |
|---|---|---|
| **Principal Sources of Cash:** | | |
| Beginning Cash | $ | 384 |
| Cash from Operations (1) | | 650 |
| Remarketing of Tax-exempt Bonds | | 277 |
| Dividend Reinvestment Plan | | 40 |
| Total Sources of Cash | $ | 1,351 |
| **Principal Uses of Cash:** | | |
| Capital Expenditures | $ | 1,011 |
| Debt Maturities (2) | | 53 |
| Current Dividends | | 237 |
| Total Uses of Cash | $ | 1,301 |
| **Net Cash Flow** | $ | 50 |

***No equity or long-term debt funding requirements until 2010***

(1) Midpoint of projected cash from operations range; net of $190 million pension funding, after tax.

(2) Excluding debt maturities related to the Atlantic City Electric securitization bonds.

*Note: See Safe Harbor Statement at the beginning of today's presentation.*

# *Financing Current 2010 Business Plan*


PHI
Pepco Holdings, Inc

- Current 2010 business plan calls for external financing
- We have alternatives to mitigate long-term financing needs
  - Reduce/delay capital spending
  - Use of short-term debt
- We will continue to assess our options – financing will be dependent upon market conditions

***Note: See Safe Harbor Statement at the beginning of today's presentation.***

# Construction Expenditures – Projection*


PHI
Pepco Holdings, Inc

Millions

| | 2008 Actual | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|
| Competitive/Other | $174 | $297 | $134 | $57 | $31 | $31 |
| Blueprint | $6 | $47 | $71 | $5 | $112 | $87 |
| Distribution | $440 | $468 | $474 | $514 | $574 | $589 |
| MAPP | $6 | $56 | $193 | $363 | $474 | $300 |
| Transmission | $155 | $143 | $183 | $249 | $200 | $204 |
| Total | $781 | $1,011 | $1,055 | $1,188 | $1,391 | $1,211 |

$1,600 $1,400 $1,200 $1,000 $800 $600 $400 $200 $0

Transmission MAPP Distribution Blueprint Competitive/Other

*** Projected construction expenditures as reported in 2008 Form 10-K.**

***Note: See Safe Harbor Statement at the beginning of today's presentation.***


Power Delivery – A Driver of Growth


PHI
Pepco Holdings, Inc

## Projected Rate Base *

11% CAGR (2008-2013)

Millions

| | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|
| Electric Distribution | $3,383 | $3,614 | $3,854 | $4,068 | $4,455 | $4,708 |
| Gas Distribution | $231 | $233 | $243 | $250 | $259 | $263 |
| Transmission | $1,062 | $1,141 | $1,396 | $1,853 | $2,629 | $3,002 |
| Total | $4,676 | $4,988 | $5,493 | $6,171 | $7,343 | $7,973 |

Total Rate Base Growth - 71%

Electric Distribution Rate Base Growth - 39%

Transmission Rate Base Growth - 183%

*** Estimated 2008 year end rate base, projected 2009 – 2013 year end rate bases. See appendix for projection by utility.**

***Note: See Safe Harbor Statement at the beginning of today's presentation.***

# Transmission Rate Base and Earnings*


PHI
Pepco Holdings, Inc


Projected Transmission Rate Base
Millions
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
2008
2009
2010
2011
2012
$1,062
$104
$958
$1,141
$215
$926
$1,396
$448
$948
$1,853
$852
$1,001
$2,629
$1,386
$1,243
11.3% Return on Equity
12.8% Return on Equity

| Projected Transmission Earnings by Rate Year | | | | | |
|---|---|---|---|---|---|
| *Millions* | 2009-10 | 2010-11 | 2011-12 | 2012-13 | 2013-14 |
| Earnings – 11.3% ROE | $54 | $52 | $54 | $57 | $70 |
| Earnings – 12.8% ROE | $7 | $14 | $28 | $54 | $89 |
| Projected Earnings | $61 | $66 | $82 | $111 | $159 |

* Projected earnings based on a simplified computation: projected year end rate base x 50% equity x authorized returns on equity. Projected earnings are shown for the FERC formula rate year June 1 through May 31.

***Note: See Safe Harbor Statement at the beginning of today's presentation.***

# Major Earnings Drivers


PHI
Pepco Holdings, Inc

| Directional Impact on Earnings | | |
|---|---|---|
| | 2009 “Challenging” (1) | 2010 “Improving” (2) |
| Sales | – | ↑ |
| Revenues – Transmission Revenues | ↑ | ↑ |
| Revenues – Distribution Rate Relief | – | ↑ |
| Expenses – Operation & Maintenance | ↓ | – |
| Expenses – Interest | ↓ | – |
| Expenses – Depreciation & Amortization | ↓ | ↓ |
| Tax Adjustments | ↓ | – |
| Conectiv Energy Gross Margin | ↑ ↓ | ↑ ↓ |
| Pepco Energy Services | ↓ | ↑ ↓ |
| PHI Investments – Cross-Border Leases | ↓ | – |

(1) As compared to 2008 actual results.

(2) As compared to 2009 plan.

***Note: See Safe Harbor Statement at the beginning of today’s presentation.***

# POM Investment Case


PHI
Pepco Holdings, Inc

- Earnings base derived primarily from regulated utility business
- Long-term earnings growth
- Commitment to dividend
- Investment grade credit quality
- Improved liquidity position
- Focus on lowering business risk

***Note: See Safe Harbor Statement at the beginning of today's presentation.***